Registration No.  333-41803
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 233

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on January 15, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                             FT 233

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The FT Series

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The FT Series
          securities

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The FT Series

11.  Types of securities comprising        The FT Series
     units                                 Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The FT
                                           Series
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The FT
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The FT Series
          affiliated persons

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The FT Series; Rights
                                           of Unit Holders;

17.  Withdrawal or redemption              The FT Series; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The FT Series;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The FT
                                           Series, Public
                                           Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The FT Series

50.  Trustee's lien                        The FT Series


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The FT Series;
          agreement with respect to        Rights of Unit Holders
          selection or elimination of
          underlying securities


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The FT Series;
          or elimination of underlying     Rights of Unit Holders
          securities


     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The FT Series


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets





* Inapplicable, answer negative or not required.

                   First Trust (registered trademark)

             America's Leading Brands Growth Trust, Series 3
               Business Services 2000 Growth Trust Series
                Financial Services Growth Trust, Series 4
               Investment Services Growth Trust, Series 3
                  Pharmaceutical Growth Trust, Series 4
                    Technology Growth Trust, Series 7

The Trusts. FT 233 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and individually as a "Trust."

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies in the respective industries represented by each Trust. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust. The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.

              Sponsor of First Trust (registered trademark)

                             1-800-621-9533


             The date of this Prospectus is January 15, 1998


Page 1


Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on August 20, 1998, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 18, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning January 29, 1999. A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each January 29, commencing January 29, 1999 to a minimum sales charge of 3.0%. The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"


UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information" for each Trust. Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 2,500 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "Rights of Unit Holders-How May Units be Redeemed?"

Page 2


Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of any termination of the Trusts to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include with such notice a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"


Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are the Equity Securities?-Risk Factors."

Page 3
                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-January 15, 1998


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                             America's        Business        Financial
                                                                             Leading Brands   Services 2000   Services
                                                                             Growth Trust     Growth Trust    Growth Trust
                                                                             Series 3         Series          Series 4
                                                                             ____________     ____________    ____________
General Information
Initial Number of Units (1)                                                      15,103           15,147          15,041
Fractional Undivided Interest in the Trust per Unit (1)                        1/15,103         1/15,147        1/15,041
Public Offering Price:
Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)    $  149,519       $  149,961      $  148,908
 Aggregate Offering Price Evaluation of Equity Securities per Unit           $    9.900       $    9.900      $    9.900
 Maximum Sales Charge of 4.5% of the Public Offering Price
   per Unit (4.545% of the net amount invested, exclusive
   of the deferred sales charge) (3)                                         $     .450       $     .450      $     .450
 Less Deferred Sales Charge per Unit                                         $    (.350)      $    (.350)     $    (.350)
 Public Offering Price per Unit (3)                                          $   10.000       $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit                                  $    9.550       $    9.550      $    9.550
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)                $    9.550       $    9.550      $    9.550
CUSIP Number                                                                 30264N 453       30264N 404      30264N 412
Trustee's Annual Fee per Unit outstanding                                    $    .0096       $    .0096      $    .0096
Evaluator's Annual Fee per Unit outstanding (5)                              $    .0030       $    .0030      $    .0030
Maximum Supervisory Fee per Unit outstanding (6)                             $    .0035       $    .0035      $    .0035
Estimated Annual Amortization of Organizational and
   Offering Costs per Unit outstanding (7)                                   $    .0045       $    .0045      $    .0045

First Settlement Date                         January 21, 1998
Mandatory Termination Date                    January 15, 2003
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the initial offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing June 15, 1998.
Income Distribution Date (8)                  Last day of each June and December commencing June 30, 1998.
_____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. Commencing on December 21, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent January 29, commencing January 29, 1999 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of
Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity
Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

Page 4
                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-January 15, 1998


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                             Investment
                                                                             Services         Pharmaceutical   Technology
                                                                             Growth Trust     Growth Trust     Growth Trust
                                                                             Series 3         Series 4         Series 7
                                                                             ____________     _____________    ____________
General Information
Initial Number of Units (1)                                                      15,021           15,095           15,164
Fractional Undivided Interest in the Trust per Unit (1)                        1/15,021         1/15,095         1/15,164
Public Offering Price:
  Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)  $  148,709       $  149,436       $  150,124
  Aggregate Offering Price Evaluation of Equity Securities per Unit          $    9.900       $    9.900       $    9.900
  Maximum Sales Charge of 4.5% of the Public Offering Price
    per Unit (4.545% of the net amount invested, exclusive
    of the deferred sales charge) (3)                                        $     .450       $     .450       $     .450
  Less Deferred Sales Charge per Unit                                        $    (.350)      $    (.350)      $    (.350)
  Public Offering Price per Unit (3)                                         $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit                                  $    9.550       $    9.550       $    9.550
Redemption Price per Unit (based on aggregate underlying
  value of Equity Securities less deferred sales charge) (4)                 $    9.550       $    9.550       $    9.550
CUSIP Number                                                                 30264N 461       30264N 420       30264N 446
Trustee's Annual Fee per Unit outstanding                                    $    .0096       $    .0096       $    .0096
Evaluator's Annual Fee per Unit outstanding (5)                              $    .0030       $    .0030       $    .0030
Maximum Supervisory Fee per Unit outstanding (6)                             $    .0035       $    .0035       $    .0035
Estimated Annual Amortization of Organizational and
  Offering Costs per Unit outstanding (7)                                    $    .0045       $    .0045       $    .0045

First Settlement Date                       January 21, 1998
Mandatory Termination Date                  January 15, 2003
Discretionary Liquidation Amount            A Trust may be terminated if the value thereof is less than the lower of
                                            $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                            Trust during the initial offering period.
Income Distribution Record Date             Fifteenth day of each June and December commencing June 15, 1998.
Income Distribution Date (8)                Last day of each June and December commencing June 30, 1998.

______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. Commencing on December 21, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent January 29, commencing January 29, 1999 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of
Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity
Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.


             AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 3

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                                1.00%(a)           $ .100
Deferred sales charge
  (as a percentage of public offering price)                                                3.50%(b)             .350
                                                                                           ________            ________
                                                                                            4.50%              $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               .098%              $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  .141%               .0138
Other operating expenses                                                                    .055%               .0054
                                                                                           ________            ________
  Total                                                                                     .294%              $.0288
                                                                                           ========            ========

                                 Example
                                 _______

                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the America's Leading Brands Growth Trust, Series 3 has an
estimated operating expense ratio of .294% and a 5% annual return on the
investment throughout the periods                                            $ 48             $ 54             $ 61


                 BUSINESS SERVICES 2000 GROWTH TRUST SERIES

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)           $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)             .350
                                                                                           ________           ________
                                                                                           4.50%              $ .450
                                                                                           ========           ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .098%              $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
organizational and offering expenses and evaluation fees                                   .141%               .0138
Other operating expenses                                                                   .055%               .0054
                                                                                           ________           ________
  Total                                                                                    .294%              $.0288
                                                                                           ========           ========

                                 Example
                                 _______

                                                                                 Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Business Services 2000 Growth Trust Series has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                       $ 48             $ 54             $ 61




                FINANCIAL SERVICES GROWTH TRUST, SERIES 4

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                                1.00%(a)           $ .100
Deferred sales charge
  (as a percentage of public offering price)                                                3.50%(b)             .350
                                                                                           ________            ________
                                                                                            4.50%              $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                .098%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                   .141%              .0138
Other operating expenses                                                                     .055%              .0054
                                                                                           ________            ________
  Total                                                                                      .294%             $.0288
                                                                                           ========            ========


                                 Example
                                 _______

                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Financial Services Growth Trust, Series 4 has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                       $ 48             $ 54             $ 61


               INVESTMENT SERVICES GROWTH TRUST, SERIES 3

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                                1.00%(a)           $ .100
Deferred sales charge
  (as a percentage of public offering price)                                                3.50%(b)             .350
                                                                                           ________            ________
                                                                                            4.50%              $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                .098%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                   .141%              .0138
Other operating expenses                                                                     .055%              .0054
                                                                                           ________            ________
  Total                                                                                      .294%             $.0288
                                                                                           ========            ========

                                 Example
                                 _______

                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Investment Services Growth Trust, Series 3 has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                      $ 48             $ 54             $ 61

                  PHARMACEUTICAL GROWTH TRUST, SERIES 4

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                                1.00%(a)           $ .100
Deferred sales charge
  (as a percentage of public offering price)                                                3.50%(b)             .350
                                                                                           ________            ________
                                                                                            4.50%              $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                .098%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                   .141%              .0138
Other operating expenses                                                                     .055%              .0054
                                                                                           ________            ________
  Total                                                                                      .294%             $.0288
                                                                                           ========            ========


                                 Example
                                 _______

                                                                                 Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Pharmaceutical Growth Trust, Series 4 has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                      $ 48             $ 54             $ 61


                    TECHNOLOGY GROWTH TRUST, SERIES 7
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                                1.00%(a)           $.100
Deferred sales charge
  (as a percentage of public offering price)                                                3.50%(b)            .350
                                                                                           ________            ________
                                                                                            4.50%              $.450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                .098%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                   .141%              .0138
Other operating expenses                                                                     .055%              .0054
                                                                                           ________            ________
  Total                                                                                      .294%             $.0288
                                                                                           ========            ========

                                 Example
                                 _______

                                                                                  Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Technology Growth Trust, Series 7 has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61

___________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $.35 per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.07 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing August 20, 1998 through December 18, 1998. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 3.5%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

             AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 3
               BUSINESS SERVICES 2000 GROWTH TRUST SERIES
                FINANCIAL SERVICES GROWTH TRUST, SERIES 4
               INVESTMENT SERVICES GROWTH TRUST, SERIES 3
                  PHARMACEUTICAL GROWTH TRUST, SERIES 4
                    TECHNOLOGY GROWTH TRUST, SERIES 7

                                 FT 233

What is the FT Series?

FT 233 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was previously known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.


America's Leading Brands Growth Trust, Series 3


The objective of the America's Leading Brands Growth Trust, Series 3 (the "America's Leading Brands Growth Trust") is to provide for capital appreciation potential by investing in common stocks issued by companies considered to be leaders in their industries. See "Schedule of Investments" for the America's Leading Brands Growth Trust.

The Trust consists of a portfolio of 25 companies involved in the following industries: apparel, beverages, entertainment, food, household products, pharmaceuticals, recreation, restaurants, retail, technology, tobacco, toiletries/cosmetics, and toys. This type of diversification can help offset risk, although it does not eliminate it entirely. Furthermore, to achieve this type of diversification on your own would require substantial time and capital commitments.

Almost every American is familiar with brand name companies like "Coca-Cola," "Walt Disney," "Gap" and "Mattel." They are household names, and their products can be found in almost every home across the country. Increasingly, such companies are becoming household names overseas as well. Many of these companies already have a strong presence in international markets; and they stand to benefit even more from the increasing demands of growing populations, rising standards of living, more relaxed foreign trade agreements, and improved political climates in many countries around the world.

Furthermore, these companies have strong financial positions and market dominance, competitive advantages, skilled management, and essential products and services. Generally, consumer goods companies with these attributes perform strongly, even during uncertain economic times.

In addition to their stability, the Sponsor believes that if you "buy and hold" a portfolio of leading American companies, you will have an investment which has the potential to weather economic downturns, grow consistently in a healthy economy, and provide stable, consistent total return over time.


See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the America's Leading Brands Growth Trust. There is, however, no assurance that the objective of the Leading Brands Growth Trust will be achieved.


Business Services 2000 Growth Trust Series

The objective of the Business Services 2000 Growth Trust Series (the "Business Services 2000 Growth Trust") is to provide investors with above-average capital appreciation potential through an investment in a diversified portfolio of common stocks of companies the Sponsor believes are positioned to take advantage of the trend among institutions such as corporations and government entities toward utilizing specialized, vendor-supplied services. The Business Services 2000 Growth Trust's portfolio is diversified across several companies involved in various industries, such as temporary staffing, information technology services, electronics manufacturing services, and business and information services. The companies selected for the Business Services 2000 Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average levels of debt.

In today's increasingly competitive business environment, firms with specialized services are able to provide businesses a way to reduce fixed costs and enable them to concentrate more on core operations. Mundane but necessary tasks are being outsourced to the companies with expertise in those tasks. Thus, financial resources otherwise spent on hiring and training in-house personnel become available to spend on core operations.

In addition, a simple but critical computer issue may cause problems for many companies if it is not corrected before January 1, 2000. Many computers and software programs only recognize the last two numbers of a year, so on January 1, 2000, a computer may think the date is 1900, causing a multitude of problems. Estimates range from $300 to $600 billion to solve this problem, with 15%-20% of corporate information technology budgets allocated toward this issue in 1998. That figure is expected to rise to as much as 50% as the year 2000 approaches, and it is estimated that about 30% of American companies have not yet begun to address the problem. Many companies are unable to dedicate the necessary resources to address and correct this problem, while others are focusing on it and have subsequently caused a need in another area. In both cases, a specialized vendor-supplied service company provides the solution. This computer problem has spurred the creation of several companies whose primary focus is to work with businesses to address this problem.


See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Business Services 2000 Growth Trust. There is, however, no assurance that the objective of the Business Services 2000 Growth Trust will be achieved.



Financial Services Growth Trust, Series 4


The objective of the Financial Services Growth Trust, Series 4 (the "Financial Services Growth Trust") is to provide for capital appreciation potential by investing in common stocks issued primarily by financial services companies. See "Schedule of Investments" for the Financial Services Growth Trust.

The portfolio is diversified across financial institutions including banks and thrifts, insurance companies and specialty finance companies.

Despite consistent earnings growth, on average, the companies included in the portfolio trade at below-market price to earnings ratios. Given their high level of profitability and superior earnings growth, the companies included in the portfolio trade at compelling valuation levels relative to the S&P 500 and their historic trading range. The attractive valuations of the stocks chosen should provide above-average capital appreciation potential.

The banking and financial services industries are poised to benefit from strong and improving fundamentals as both businesses and consumers increase their levels of borrowing due to the low level of interest rates. Financial institutions are able to enhance their profitability as they expand their businesses without taking on excessive credit risk due to the overall strength of the U.S. economy.

The banking and thrift industries continue to experience significant consolidation, as a nationwide banking law enacted in 1995 allows bank holding companies to acquire banks anywhere in the United States and also allows mergers and branching across state lines. The Trust offers a portfolio which allows investors to hold positions in stocks of companies which may acquire existing financial institutions and/or be acquired themselves. The Sponsor believes investors can profit from institutions expanding their earnings potential through acquisitions and the resulting efficiency gains. In addition, investors may benefit from takeover premiums if and when the companies in the Trust are acquired.


See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Financial Services Growth Trust. There is, however, no assurance that the objective of the Financial Services Growth Trust will be achieved.


Investment Services Growth Trust, Series 3

The objective of the Investment Services Growth Trust, Series 3 (the "Investment Services Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of brokerage and investment services companies which the Sponsor believes are experiencing record-setting earnings and profits growth. The Investment Services Growth Trust's portfolio is diversified across 30 companies engaged in stock brokerage, commodity brokerage, investment banking, tax-advantaged investment or investment sales, investment management or related investment advisory services. The companies selected for the Investment Services Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings and established market shares for their services.


Although both U.S. and foreign markets have recently experienced substantial volatility and significant declines, an unprecedented long-running bull market, stable interest rates and low inflation are among the favorable factors influencing the brokerage and investment services industry's record-setting earnings/profits boom. Their stocks, historically, have outperformed market averages; and although past performance is no guarantee of future results, the Sponsor believes this trend should continue while the investment climate is favorable. Many brokerage/investment services firms are setting their prospects overseas. Industry giants with formidable multi-dimensional and global profit-generating capabilities are buying out brokerage firms in many countries, while others are entering into joint ventures with their foreign counterparts. Gaining a global foothold has, in many cases, bolstered earnings, profits and stock prices. Late in 1996, the Federal Reserve loosened its limitations on banks underwriting securities, which will allow banks to acquire brokerage firms. Brokerage firms should also benefit from recently enacted capital-gains tax cuts.



See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Investment Services Growth Trust. There is no assurance that the objective of the Investment Services Growth Trust will be achieved.


Pharmaceutical Growth Trust, Series 4

The objective of the Pharmaceutical Growth Trust, Series 4 (the "Pharmaceutical Growth Trust") is to provide for potential capital appreciation and income through an investment in equity securities issued by pharmaceutical companies. See "Schedule of Investments" for the Pharmaceutical Growth Trust.

The Sponsor believes the portfolio selected for the Trust provides a diversified blend of companies that have attractive participation in the expanding markets of proprietary medicines, biotechnology, generics, drug delivery and medical supplies. The companies vary in size from blue chip to emerging growth companies and have special niche qualities in marketing, manufacturing and research. In the Sponsor's opinion, the stocks of pharmaceutical companies selected for deposit in the Trust have the potential to achieve above-average capital appreciation over the life of the Trust due to the strong or improving fundamental characteristics of the issuing companies. The Sponsor believes that each stock selected for the portfolio is attractively valued based on its price and earnings outlook.


See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Pharmaceutical Growth Trust. There is no assurance that the objective of the Pharmaceutical Growth Trust will be achieved.


Technology Growth Trust, Series 7


The objective of the Technology Growth Trust, Series 7 (the "Technology Growth Trust") is to provide for capital appreciation potential by investing in common stocks issued by technology companies with superior historical financial performance. See "Schedule of Investments" for the Technology Growth Trust. The Sponsor believes the companies selected are best positioned to take advantage of the ongoing technology boom.


A technological revolution which affects our daily lives is currently spanning the globe. Consider the advancements of the last few years made possible by technology: personal computers; fax machines; cellular phones; online data services; and the convergence of computers and the explosive growth in Internet communications. Corporations continue to invest in technology to enhance their productivity and to stay ahead of the competition.

As American companies discover, innovate, research and develop new technologies, businesses, consumers and governments around the world are waiting to buy the products resulting from their efforts.

In addition, individuals are increasing their spending on technology. Consider the sheer number of personal computers in the home, the proliferation of software for education and entertainment purposes, and the ever-increasing amount of services and information accessible on the Internet.

In general, the Sponsor believes the companies selected for the portfolio have above-average growth prospects for both sales and earnings, established market shares for their products, and lower-than-average debt.


See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Technology Growth Trust. There is no assurance that the objective of the Technology Growth Trust will be achieved.


Each Trust has a Mandatory Termination Date, as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of any Trust will be achieved. Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.


With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may create additional Units in a Trust by depositing additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment
Company Act of 1940, as amended.



On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"


What are the Expenses and Charges?


With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of

Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust. Certain of the expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to a Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.


First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information," which is based upon the largest aggregate number of Units of each Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisor services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.


Certain or all of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed five years from the Initial Date of Deposit. The following additional charges are or may be incurred by a
Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"


The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.


3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Equity Security held by such Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unit holders holding securities that are substantially identical to the Equity Securities. Unit holders should consult their own tax advisers with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.


4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. It is possible that for Federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.


To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.


Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.


Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.



In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.



If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his or her entire pro rata interest in all assets of a Trust involved including his or her pro rata portion of all the Equity
Securities represented by the Unit.



The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisers with regard to any constructive sale rules.


Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.


The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by a Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by such Trust.


Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.


Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.


A Unit holder's tax basis in his Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.


General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (generally other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.



In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trusts.



It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.



At the termination of a Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the particular Trust on the Equity Securities, the gross proceeds received by such Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.


Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.


Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trusts Eligible for Retirement Plans?"



The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph
(a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.


In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.


Are Investments in the Trusts Eligible for Retirement Plans?


Units of the Trusts are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO


What are the Equity Securities?


The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for America's Leading Brands Growth Trust, Series 3?," "What are the Equity Securities Selected for Business Services 2000 Growth Trust Series?," "What are the Equity Securities Selected for Financial Services Growth Trust, Series 4?," "What are the Equity Securities Selected for Investment Services Growth Trust, Series 3?," "What are the Equity Securities Selected for Pharmaceutical Growth Trust, Series 4?" and "What are the Equity Securities Selected for Technology Growth Trust, Series 7?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

America's Leading Brands Growth Trust, Series 3. An investment in Units of the America's Leading Brands Growth Trust should be made with an understanding of the problems and risks inherent in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on the industry. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Business Services 2000 Growth Trust Series. An investment in Units of the Business Services 2000 Growth Trust should be made with an understanding of the risks such an investment may entail. The Business Services Trust consists of companies engaged in providing specialized, vendor-supplied services, such as temporary staffing, information technology services, electronics manufacturing services, and business and information services. Companies in this field are subject to rapidly changing technology, cyclical market patterns, evolving industry standards, economic recession in the industries they service, shifting corporate trends regarding the hiring of vendors and general stock market volatility. An unexpected change in one or more of the foregoing factors may have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.


Financial Services Growth Trust, Series 4. An investment in Units of the Financial Services Growth Trust, should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks would be allowed to turn existing banks into branches, though states could pass laws to permit interstate branch banking before then. Consolidation is likely to continue in both cases. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.


Investment Services Growth Trust, Series 3. An investment in Units of the Investment Services Growth Trust should be made with an understanding of the problems and risks such an investment may entail. The Investment Services Growth Trust consists of companies engaged in investment banking/brokerage and investment management. Such companies include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities included in the Investment Services Growth Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



Pharmaceutical Growth Trust, Series 4. An investment in Units of the Pharmaceutical Growth Trust should be made with an understanding of the characteristics of the pharmaceutical and medical technology industries and the risks which such investment may entail.



Pharmaceutical companies are companies involved in drug development and production services. Such companies have potential risks unique to their sector of the healthcare field. Such companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.


The medical sector has historically provided investors with significant growth opportunities. One of the industries included in the sector is pharmaceutical companies. Such companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the vast amounts of money they spend on world-class research and development. In short, such companies work to improve the quality of life for millions of people and are vital to the nation's health and well-being.

As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are considered from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Trust.


Technology Growth Trust, Series 7. An investment in Units of the
Technology Growth Trust, Series 7 should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.



Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.


Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the securities in the Trust.


General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in a Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.



Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.


Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


Certain of the securities in one or more of the Trusts are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.


Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for America's Leading Brands Growth Trust, Series 3?

Apparel
_______

Nautica Enterprises, Inc., headquartered in New York, New York, through subsidiaries, designs, sources and sells fine quality men's sportswear, outerwear and activewear with a distinctive active outdoor image which is sold through better department store chains and specialty stores.

St. John Knits, Inc., headquartered in Irvine, California, designs, makes and markets women's clothing and accessories, sold mainly under the St. John tradename. Products consist primarily of knitwear, designed for year-round use and suitable for women's business, evening and casual needs. The company operates 17 retail boutiques and five outlet stores in the United States.

Tommy Hilfiger Corporation, headquartered in Kowloon, Hong Kong, through subsidiaries, designs, sources and markets designer men's sportswear and boyswear, including woven and knit shirts, pants, sweaters, outerwear, athletic wear, denim products and certain licensed products under the Tommy Hilfiger trademark.

Beverages
_________

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups, markets juice and juice-drink products and provides restaurants and institutions with juices and juice-drink products. The company's products are sold in over 200 countries and include the leading soft drink products in most of these countries.

PepsiCo, Inc., headquartered in Purchase, New York, produces and distributes beverage concentrates, syrups and soft drinks. The company also makes snacks and other food products.

Entertainment
_____________

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

Food
____

Campbell Soup Company, headquartered in Camden, New Jersey, makes and markets high quality, branded convenience food products including canned foods, frozen foods, fresh bread and rolls, cookies and snacks, dry soups, refrigerated foods, vegetable oils, beverage and dessert mixes, sauces, nuts, confectionery items, fish, poultry and mushrooms.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes, packages and sells processed food products, including ketchup and sauces/condiments, pet food, baby food, frozen meals and snacks, frozen potatoes and vegetables, soups, beans and pasta. The company also provides weight control services and sells food products to food service operators.

Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, makes and sells chocolate and non-chocolate confectionery products sold in the form of bar goods, bagged items and boxed items, as well as grocery products in the form of baking ingredients, chocolate drink mixes, peanut butter, dessert toppings and beverages.

Sara Lee Corporation, headquartered in Chicago, Illinois, with subsidiaries, makes, markets and distributes packaged food, packaged consumer goods and household and personal care products throughout the world. The company markets its products in more than 140 countries.

Household Products
__________________

The Clorox Company, headquartered in Oakland, California, makes and sells non-durable consumer products sold mainly through grocery stores, mass merchandisers and other retail outlets, including laundry additives, home cleaning products, charcoal, insecticides, cat litter, dressings and sauces, water filtration systems and professional products.

Colgate-Palmolive Company, headquartered in New York, New
York, through subsidiaries, produces and distributes oral, personal care, household care and pet nutrition products. The company's principal global trademarks include "Colgate," "Palmolive," "Mennen," "Kolynos," "Protex," "Ajax," "Soupline/Suavitel," "Fab," "Science Diet" and
"Prescription Diet" in addition to various regional trademarks.

Procter & Gamble Company, headquartered in Cincinnati, Ohio, through subsidiaries, makes detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin care; paper tissue, disposable diapers and pharmaceuticals; shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Pharmaceuticals
_______________

Bristol-Myers Squibb Company, headquartered in New York, New
York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries, beauty aids and medical devices.

Johnson and Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment and contact lenses.

Schering-Plough Corporation, headquartered in Madison, New
Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health, over-the-counter, foot care and sun care products.

Recreation
__________

Callaway Golf Company, headquartered in Carlsbad, California, designs, develops, makes and markets high-quality, innovative golf clubs, including oversized metal woods, conventional-sized metal woods, irons, wedges and putters. The company also sells golf-related equipment and supplies made by others bearing the Callaway logo.

Carnival Corporation, headquartered in Miami, Florida, operates the world's largest multiple-night cruise line under the names "Carnival Cruise," "Holland America Line" and "Windstar Cruises"; markets sightseeing tours; and operates 16 hotels under the name "Westmark Hotels."

Harley-Davidson, Inc., headquartered in Milwaukee,
Wisconsin, designs, makes and sells heavyweight touring and custom motorcycles and related products and accessories. The company also provides financing and insurance services.

Restaurants
___________

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of over 21,000 quick-service restaurants under the name McDonald's.

Retail
______

Gap, Inc., headquartered in San Francisco, California, operates over 1,800 specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy Clothing Co."

Technology
__________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Tobacco
_______

Philip Morris Companies, Inc., headquartered in New York, New York, through subsidiaries, makes cigarettes and tobacco products, packaged grocery products, coffee, cheeses, chocolate confections, meats and beer. The company also conducts financing and investment activities and real estate operations.

Toiletries/Cosmetics
____________________

The Gillette Company, headquartered in Boston, Massachusetts, makes safety razors and blades, grooming products such as shaving cream, deodorants and antiperspirants, skin care products, shampoos, alkaline batteries, Braun electric shavers, small appliances, writing instruments, correction products and oral care products. The products are distributed through wholesalers, retailers and agents in over 200 countries and territories.

Toys
____

Mattel, Inc., headquartered in El Segundo, California, designs, makes and sells "Barbie" fashion dolls and doll clothing and accessories, Fisher-Price toys and juvenile products, die-cast "Hot Wheels" vehicles and playsets, "Cabbage Patch Kids" dolls and other large dolls, "Scrabble," card games, pre-school toys and Disney-licensed toys. Pre-school toys include "See 'N Say" talking toys and "Uno" and "Skip-Bo" card games.

What are the Equity Securities Selected for Business Services 2000 Growth Trust Series?

Business & Information Services
_______________________________

ABR Information Services, Inc., headquartered in Palm Harbor, Florida, provides healthcare benefits administration, information and compliance services relating to the continuation of healthcare coverage following changes in employment status and certain other events.

Automatic Data Processing, Inc., headquartered in Roseland, New Jersey, through subsidiaries, provides computer services, including employer services, brokerage services, dealer services and automotive claims services.

Billing Information Concepts Corporation, headquartered in San Antonio, Texas, provides third-party billing clearinghouse and information management services to the telecommunications industry.

Central Parking Corporation, headquartered in Nashville, Tennessee, provides parking management services at multi-level parking facilities and surface lots. The company also provides parking consulting services, shuttle services, valet services and parking meter enforcement services, as well as billing and collection services.

Equifax, Inc., headquartered in Atlanta, Georgia, through subsidiaries, provides informational services for consumer credit reporting purposes to retailers, banks and financial institutions; consumer and commercial credit reporting outside the United States; and credit and debit card services.

Fair Isaac & Company, Inc., headquartered in San Rafael, California, develops data management systems and services for the consumer credit, personal lines of insurance and direct marketing industries. The company employs various tools, such as database enhancement software, predictive modeling, adaptive control and systems automation to help its customers make decisions.

Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides data processing, software system development, item processing, check imaging, multiple technology support and related products. The company also has business support centers in Canada, England and Singapore.

First Data Corporation, headquartered in Hackensack, New Jersey, provides processing services to issuers of VISA and MasterCards, payment instrument processing services to institutions and consumers, telephone and information processing services, shareholder services, information systems and data processing.

HBO & Company, headquartered in Atlanta, Georgia, develops integrated patient care, clinical, financial, managed care and strategic management software solutions for the healthcare industry. The company also provides network communications technologies.

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing and human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

Pittston Brink's Group, headquartered in Richmond, Virginia, installs, services and monitors electronic security systems mainly in owner-occupied, single-family residences in the United States and Canada. The company also provides contract carrier armored car, automated teller machine, air courier, coin wrapping and currency and deposit processing services.

Quintiles Transnational Corporation, headquartered in Durham, North Carolina, provides full-service contract research, sales and marketing services to the global pharmaceutical, biotechnology and medical device industries. The company also offers health economics, healthcare policy consulting and disease and health information management services.

Rentokil Initial Plc (ADR), headquartered in West Sussex, United Kingdom, is an international environmental services group, with services including pest control, landscaping, hospital waste disposal, cleaning services and general maintenance for offices and washrooms. The company also manufactures and sells products under the Rentokil brand name and offers engineering services for heating and ventilation systems.


ServiceMaster L.P., headquartered in Downers Grove, Illinois, through partnerships and subsidiaries, provides lawn, tree, plant and shrub services, pest control, housekeeping, radon testing, cleaning, disaster restoration, home warranty and service plans and on-site furniture repair and restoration. The company also provides hospital, health, long-term care, education, business and management services.


Electronics Manufacturing Services
_________________________________

SCI Systems, Inc., headquartered in Huntsville, Alabama, designs, makes, markets and services products for the computer, computer peripheral, telecommunication, medical, industrial, consumer, military and aerospace markets.

Sanmina Corporation, headquartered in San Jose, California, provides customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers in the electronics industry. The company also makes custom cable assemblies for the electronics industry.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry. By providing these services to its original equipment manufacturer (OEM) customers, the company allows OEMs to focus on their own core strategies such as product development and marketing.

Information Technology Services & Software/Year 2000
_____________________________________________________

Analysts International Corporation, headquartered in Minneapolis,
Minnesota, provides services to assist users of computer equipment in the development and maintenance of custom applications software programs and the maintenance of systems software, through 34 regional and branch offices in 19 states.

CIBER, Inc., headquartered in Englewood, Colorado, provides information technology consulting services, combining application software staff supplementation, system life-cycle project responsibility and packaged software implementation services, through a nationwide network of branch offices in 21 states.

Computer Horizons Corporation, headquartered in Mountain Lakes, New Jersey, provides a wide range of information technology services and solutions to major corporations, including staffing, Year 2000 services, application development, conversions/migrations, enterprise network management, legacy maintenance outsourcing, and knowledge transfer and training.

Computer Sciences Corporation, headquartered in El Segundo, California, provides management consulting and education and research programs in the strategic use of information resources; designs, develops and installs computer-based and communications systems; and provides outsourcing services, consumer credit-related services and automated systems.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products, as well as client/server systems management and application development products. The company also offers data processing professional services.

Electronic Data Systems Corporation, headquartered in Plano, Texas, offers a full range of information technology services to enterprises, government entities and individuals worldwide. Services include management consulting, systems development, systems integration, systems management and process management.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house data processing to banks and other financial institutions. The company also installs software, performs data conversion, customizes software for the implementation of its systems and provides customer support services after the systems are installed.

Keane, Inc., headquartered in Boston, Massachusetts, through divisions, provides software design, development and management services to corporations and government agencies with large and recurring software development needs. The company also develops, makes and supports financial, patient care and clinical application software for hospitals and long-term care facilities. Services and methodologies are designed to enable companies to leverage their existing information systems capability and more rapidly and cost effectively develop and manage mission critical software applications.

Mastech Corporation, headquartered in Oakdale, Pennsylvania, provides information technology services to large organizations, including client/server design and development, conversion/migration services, Year 2000 services, enterprise resource planning, package implementation services and maintenance outsourcing.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops PeopleSoft Human Resource Management System, PeopleSoft Financials, PeopleSoft Distribution and PeopleSoft Financials for Public Sector software products which are portable and scalable families of cross-industry client/server enterprise-wide applications for use throughout companies.

SunGard Data Systems Inc., headquartered in Wayne, Pennsylvania, through subsidiaries, provides computer services and software, including proprietary investment support systems, comprehensive computer disaster recovery services and proprietary healthcare information systems.

Staffing
________

AccuStaff, Inc., headquartered in Jacksonville, Florida, provides strategic staffing, consulting and outsourcing services to businesses, professional and service organizations and government agencies through 900 branch offices in 45 states, the District of Columbia and Canada.

CORESTAFF, Inc., headquartered in Houston, Texas, provides temporary and contract personnel to businesses, professional and service organizations, manufacturers, institutions and government agencies. The company provides a broad range of services to national, regional and local clients through 113 branch offices in 20 states, Washington, D.C. and the United Kingdom.

Interim Services, Inc., headquartered in Fort Lauderdale, Florida, provides a range of customized staffing solutions, including flexible staffing, home care, full-time placement, consulting and other value-added services on a national basis to businesses, professional and service organizations, government agencies, healthcare facilities and individuals.

On Assignment, Inc., headquartered in Calabasas, California, provides temporary and permanent placement of scientific personnel with laboratories and other institutions. The company also provides temporary and permanent placement of credit, collection and medical billing professionals to the financial services and healthcare industries.

Renaissance Worldwide, Inc., headquartered in Newton, Massachusetts, provides information technology ("IT") consultants on a contract basis to organizations with complex IT operations. The company's revenue is mainly derived from supplemental IT staffing services and from management consulting services provided through its specialized practices.

Robert Half International, Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative, and other legal support positions and temporary information technology professionals.

Romac International, Inc., headquartered in Tampa, Florida, provides temporary, contract and permanent placement of professional and technical personnel under the name ROMAC.

What are the Equity Securities Selected for Financial Services Growth Trust, Series 4?

Banks and Thrifts
_________________

BankAmerica Corporation, headquartered in San Francisco, California, through subsidiaries, conducts a general banking business through nearly 2,000 offices in nine western states, Alaska and Hawaii, and provides other financial services throughout the United States and in selected international markets.

BankBoston Corporation, headquartered in Boston, Massachusetts, through subsidiaries, conducts a general banking business, offering a broad range of individual, corporate and global banking services, throughout the United States and in 24 countries in Latin America, Europe, Asia and Africa.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through 172 full-service banking offices in Ohio and Michigan and nine loan production offices in Ohio, Indiana, Kentucky and Michigan.

The Chase Manhattan Corporation, headquartered in New York, New York, through subsidiaries, conducts domestic and international financial services business with operations in more than 50 countries and clients throughout the world. Principal bank subsidiaries of the company are The Chase Manhattan Bank, a New York banking corporation, Texas Commerce Bank, N.A., a national bank, and Chase Manhattan Bank USA, N.A., a national bank.

Citicorp, headquartered in New York, New York, through Citibank, N.A. and other subsidiaries and affiliates, operates a global financial services organization, serving individuals, businesses, governments and financial institutions (including branches, representative offices, subsidiary and affiliate offices) in over 3,000 locations in 98 countries and territories throughout the world.

Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, conducts a banking business through over 150 traditional branches and over 100 non-branch automated teller machines, underwrites credit life, credit accident and health insurance, sells property and casualty insurance and provides mortgage banking and real estate services.

First Chicago NBD Corporation, headquartered in Chicago, Illinois, through subsidiaries, provides banking and financial services in Illinois, Indiana, Michigan and throughout the United States and the world to customers, including individuals, corporations, governments and other institutions.

First Union Corporation, headquartered in Charlotte, North Carolina, through subsidiaries, conducts a wide range of commercial and retail banking and trust services. The company also provides other financial services including mortgage banking, investment banking, home equity lending, leasing, insurance and securities brokerage.

NationsBank Corporation, headquartered in Charlotte, North Carolina, through subsidiaries, conducts a general banking business through over 2,600 offices and over 5,000 automated teller machines in 17 states and Washington, D.C. The company also offers corporate banking and investment banking services in the United States and abroad and provides lending services through over 250 offices in 32 states.

Republic New York Corporation, headquartered in New York, New York, through subsidiaries, conducts a banking business through 95 offices in New York and Florida and branch offices in several foreign countries.

Insurance
_________

AFLAC, Inc., headquartered in Columbus, Georgia, through subsidiaries, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer, and sells individual and group life, and accident and health insurance.

Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies; and offers life insurance, annuity and group pension products.

American International Group, Inc., headquartered in New York, New York, is a holding company which provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad, and owns and operates ski slopes and related facilities in Vermont.

The Chubb Corporation, headquartered in Warren, New Jersey, through subsidiaries, writes property and casualty insurance, including personal and commercial insurance coverage. The company also develops real estate, mainly in Florida and New Jersey.

CIGNA Corporation, headquartered in Philadelphia, Pennsylvania, one of the largest investor-owned insurance organizations in the country and one of the principal companies in the United States financial services industry, provides life and health insurance, retirement and employee benefits, property and casualty insurance, asset management, managed care products and services and individual financial services.

MGIC Investment Corporation, headquartered in Milwaukee, Wisconsin, through subsidiaries, provides private mortgage insurance in the United States to savings institutions, mortgage bankers, commercial banks, mortgage brokers, credit unions and other lenders. The company also provides various underwriting and contract services related to home mortgage lending.

SunAmerica, Inc., headquartered in Los Angeles, California, through subsidiaries, sells tax-deferred, long-term savings products for the pre-retirement market, including single premium insurance products and fixed and variable annuities. The company also provides broker-dealer operations, retirement trust services, asset management and premium financing.

Specialty Finance
________________

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides certain consumer lending and deposit services.

Countrywide Credit Industries, Inc., headquartered in Pasadena, California, through wholly-owned Countrywide Funding Corporation, originates, buys, sells and services mortgage loans, including first-lien mortgage loans secured by single-family (one to four) residences and offers home equity loans in conjunction with newly produced first-lien mortgages as a separate product.

Fannie Mae, headquartered in Washington, D.C., is a congressionally chartered, shareholder-owned company and the nation's largest source of funds for home mortgages. Fannie Mae has committed to provide $1 trillion in targeted lending for ten million homes by the end of the decade. The targeted lending will serve low- and moderate-income families, minorities, new immigrants, residents of central cities and other underserved areas and people who have special housing needs.

The FINOVA Group, Inc., headquartered in Phoenix, Arizona, mainly through wholly-owned FINOVA Capital Corp. (Capital Corp.), provides collateralized financing to enterprises, mainly in 15 specific industry or market niches. Principal services provided by Capital Corp. are resort, transportation, commercial real estate, communications, corporate, medical, commercial equipment, rediscount, franchise, commercial, inventory and government finance, manufacturing and dealer services and factoring services.

Freddie Mac, headquartered in McLean, Virginia, is a stockholder-owned corporation chartered by Congress in 1970 to create a continuous flow of funds to mortgage lenders. By supplying lenders with the money to make mortgages and packaging the mortgages into marketable securities, the company sustains a stable mortgage credit system and reduces the mortgage rates paid by homebuyers.

Household International, headquartered in Prospect Heights, Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.

MBIA, Inc., headquartered in Armonk, New York, through wholly-owned MBIA Insurance Corporation, writes municipal bond insurance which provides an unconditional and irrevocable guarantee of the payment of principal and interest when due on insured municipal bonds. MBIA Insurance Corporation also writes insurance for new issues of municipal bonds and for bonds traded in the secondary market.

MBNA Corporation, headquartered in Wilmington, Delaware, is a bank holding company which, through wholly-owned MBNA America Bank, N.A., issues premium and standard MasterCard or Visa bank credit cards marketed mainly through endorsements of membership associations and financial institutions. Credit cards are endorsed by over 4,400 groups. The company also makes other consumer loans and offers deposit products.

What are the Equity Securities Selected for Investment Services Growth Trust, Series 3?

The Advest Group, Inc., headquartered in Hartford, Connecticut, through subsidiaries, offers diverse financial services, mainly in securities-related areas. The company holds memberships on the New York Stock Exchange, the American Stock Exchange and other leading exchanges and is registered with the Commodity Futures Trading Commission.

Bankers Trust New York Corporation, headquartered in New York, New York, with subsidiaries, operates a general banking business through offices in New York City and other cities as well as foreign branches, and equity investments in banking and financial institutions in numerous countries. The company also provides finance, advisory, risk management, transaction processing and trading and positioning services.

Bear Stearns Companies, Inc., headquartered in New York, New York, through subsidiaries, provides investment banking, securities trading and brokerage services to corporations, governments and institutional and individual investors worldwide.

Dain Rauscher Corporation, headquartered in Minneapolis, Minnesota, provides advice and services to individual investors through offices in 21 western states and investment banking services to corporations and municipalities nationwide. The company markets and facilitates clearing and trade settlement services to 180 unaffiliated broker/dealers in the United States and internationally.

Donaldson, Lufkin & Jenrette, Inc., headquartered in New York, New York, provides securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, correspondent brokerage services and asset management to institutional, corporate, governmental and individual clients.

E*Trade Group, Inc., headquartered in Palo Alto, California, provides online discount brokerage services, using its proprietary processing technology. Services include automated order placement, portfolio tracking and related market information, news and other information. The company offers its services 24 hours a day, seven days a week, through the Internet, online service providers, direct modem access, touch-tone telephone and interactive television.

Eaton Vance Corporation, headquartered in Boston, Massachusetts, through subsidiaries, provides investment advisory and administration services to mutual funds, institutional accounts and individuals. The company also markets mutual funds and holds various investment properties and interests in oil and gas properties.

A.G. Edwards, Inc., headquartered in St. Louis, Missouri, through subsidiaries, provides securities and commodities brokerage, asset management, insurance, trust, investment banking and other related financial services to individual, corporate, governmental and institutional clients. Revenues are derived mainly from commissions, asset management, service fees, principal transactions, investment banking and interest.

EVEREN Capital Corporation, headquartered in Chicago, Illinois, through EVEREN Securities, Inc., provides full-service, retail-oriented securities brokerage operations with a distribution force of over 1,200 retail registered representatives located in over 100 branch offices in 27 states.

Franklin Resources, Inc., headquartered in San Mateo, California, through subsidiaries, provides investment management, marketing, distribution, transfer agency and administrative services to open-end investment companies and to managed and institutional accounts. The company also provides investment management and related services to closed-end investment companies.

Hambrecht & Quist Group, headquartered in San Francisco, California, provides investment banking services with a focus on emerging growth companies and growth-oriented investors. The company helps raise equity capital and provides financial advice to emerging growth companies within its areas of focus.

Interstate/Johnson Lane, Inc., headquartered in Charlotte, North Carolina, through subsidiaries, provides securities and futures brokerage for retail and institutional customers, market-making and underwriting of municipal and corporate securities, investment management, investment banking and other financial advisory services. The company also sells mutual funds, annuities and other financial products.

Investment Technology Group, Inc., headquartered in New York, New York, provides automated equity trading services and transaction research to institutional investors and brokers. Main services are POSIT, an electronic stock crossing system and QuantEX, a decision support and execution system with integrated trade analysis, routing and management capabilities.

Jefferies Group, Inc., headquartered in Los Angeles, California, through subsidiaries, provides equity securities brokerage and trading services, automated securities trade execution and analysis services, and performs execution services.

Legg Mason, Inc., headquartered in Baltimore, Maryland, through subsidiaries, provides securities brokerage and trading, investment of mutual funds and individual and institutional accounts, investment banking for corporations and municipalities, commercial mortgage banking and other financial services.

Lehman Brothers Holdings, Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high net worth individual clients throughout the United States and the world.

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

MBIA, Inc., headquartered in Armonk, New York, through wholly-owned MBIA Insurance Corp., writes municipal bond insurance which provides an unconditional and irrevocable guarantee of the payment of principal and interest when due on insured municipal bonds. MBIA Insurance Corp. also writes insurance for new issues of municipal bonds and for bonds traded in the secondary market.

McDonald & Company Investments, headquartered in Cleveland, Ohio, through wholly-owned McDonald & Company Securities, Inc., operates a regional investment banking, investment advisory and brokerage business through 42 sales offices in California, Florida, Georgia, Illinois, Indiana, Kentucky, Massachusetts, Michigan, New Jersey, Ohio and Tennessee. The company also provides personal trust services.

Merrill Lynch & Company, Inc., headquartered in New York, New York, through subsidiaries, provides brokering, trading, underwriting; investment banking, corporate finance advisory services; asset management; trading of foreign exchange instruments, futures, commodities and derivatives; securities clearance services; banking, trust and lending services; and insurance services.

Morgan Keegan, Inc., headquartered in Memphis, Tennessee, through wholly-owned Morgan Keegan & Co., Inc., operates as a regional securities broker-dealer serving institutional clients throughout the United States and in other countries and retail customers in the southeastern United States.

Morgan Stanley, Dean Witter, Discover and Co., headquartered in New York, New York, issues, markets and services the Discover Card, a proprietary general purpose credit and financial services card designed to appeal to the value-conscious consumer. The company also provides a broad range of investment products, with primary focus on individual customers.

Paine Webber Group, Inc., headquartered in New York, New York, through wholly-owned PaineWebber Inc. and other subsidiaries, provides services in connection with the purchase and sale of securities, option contracts, commodities, financial futures contracts, direct investments, selected insurance products, fixed income instruments and mutual funds, and conducts investment banking activities.

T. Rowe Price Associates, Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price Mutual Funds, other sponsored investment products and institutional and individual private accounts. The company also provides certain administrative and shareholder services to the Price Funds and other mutual funds.

Raymond James Financial, Inc., headquartered in St. Petersburg, Florida, through subsidiaries, provides investment and financial planning products and services, including securities brokerage, investment banking and asset management, banking and cash management, trust services and life insurance.

Charles Schwab Corporation, headquartered in San Francisco, California, through subsidiaries, provides discount securities brokerage and related financial services. The company also offers trade execution services for Nasdaq securities to broker-dealers and institutional customers.

SEI Investments Company, headquartered in Oaks, Pennsylvania, provides trust and banking services and fund sponsor/investment advisory services. Services include trust accounting, management information services, investment products, and investment performance and benefit services. The company's two major product lines are investment technology and services, and asset management.

Southwest Securities Group, Inc., headquartered in Dallas, Texas, with wholly-owned subsidiaries, provides securities transaction processing and related services to broker/dealers, securities brokerage and investment services to individuals; investment banking services to municipal and corporate clients, fixed income and equity securities trading; and asset management and trust services.

Travelers Group, Inc., headquartered in New York, New York, through subsidiaries, provides investment banking and securities brokerage services; insurance services, including life, accident, health, credit, property and casualty insurance; and consumer finance services.

United Asset Management Corporation, headquartered in Boston,
Massachusetts, owns investment management subsidiaries which operate as investment advisers that manage both domestic and international investment portfolios for corporate, government and union pension funds, endowments, foundations, mutual funds and individuals.

What are the Equity Securities Selected for Pharmaceutical Growth Trust,
Series 4?

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services. The company's operations are comprised of two principal segments: pharmaceutical and nutritional products and hospital and laboratory products.

American Home Products Corporation, headquartered in Madison, New
Jersey, makes healthcare products, infant nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, over-the-counter drugs, medical supplies and diagnostics and food products.

Amgen, Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Astra AB (ADR), headquartered in Sodertalje, Sweden, researches, develops and makes pharmaceuticals for gastrointestinal disorders, respiratory and cardiovascular disease, the central nervous system, infection and pain control, as well as advanced medical devices mainly for surgery, radiology, urotherapy and odontology.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company is focused primarily on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Bristol-Myers Squibb Company, headquartered in New York, New
York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries, beauty aids and medical devices.

Dura Pharmaceuticals, Inc., headquartered in San Diego, California, markets and develops prescription pharmaceuticals, drug delivery and monitoring systems for the treatment of asthma, hay fever, chronic obstructive pulmonary disease, the common cold and other respiratory illnesses. The company also operates a mail service pharmacy.

Elan Corporation Plc (ADR), headquartered in Westmeath, Ireland, develops and licenses drug delivery systems formulated to improve absorption and utilization of certain existing pharmaceutical compounds, allowing them to be taken less frequently, with reduced side effects and occasionally, in reduced dosage. The company develops its formulated compounds under license arrangements with major pharmaceutical firms and subsequently manufactures the licensees' requirements, in whole or in part.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products, sold in over 150 countries around the world. The company also provides healthcare management services in the United States.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, through divisions, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Glaxo Wellcome Plc (ADR), headquartered in London, England, the world's largest pharmaceutical company, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

IDEC Pharmaceuticals, Inc., headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious disease and for use in transplantation medicine.

Merck & Company, Inc., headquartered in Whitehouse Station, New Jersey, discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Novartis AG (ADR), headquartered in Basel, Switzerland, is a world leader in life sciences with core businesses in healthcare, agribusiness and nutrition. The company was created by the merger of Sandoz and Ciba-Geigy, the Swiss pharmaceutical companies.

Pfizer, Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company, through its subsidiaries, develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. The company distributes its products throughout Europe, the United States, Asia and Latin America.

R.P. Scherer Corporation, headquartered in Troy, Michigan, develops and makes oral drug delivery systems, primarily softgel capsules, which are used for a broad range of pharmaceutical, nutritional, cosmetic and recreational products. The company also holds the rights to acquire several other drug delivery technologies.

Schering-Plough Corporation, headquartered in Madison, New
Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health, over-the counter, foot care and sun care products.

SmithKline Beecham Plc (ADR), headquartered in Middlesex, England, through subsidiaries, develops, makes and markets human pharmaceuticals, over-the-counter medicines, consumer healthcare products and clinical laboratory testing services.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petach Tikva, Israel, makes, sells and exports antibiotic, cardiovascular, analgesic, gastrointestinal, anti-diabetic, fertility, central nervous system, oncological, anti-inflammatory and ophthalmological drugs. The company also makes bulk pharmaceutical chemicals, hospital supplies, veterinary products, yeast and alcohol.

Warner-Lambert Company, headquartered in Morris Plains, New
Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products. The company also makes confectionery products including chewing gums, breath mints and hard candies; and ethical pharmaceuticals, biologicals and empty gelatin capsules.

Watson Pharmaceuticals, Inc., headquartered in Corona, California, researches, develops and sells off-patent and proprietary pharmaceutical products, including therapeutic equivalents of solid, liquid and sustained release products.

Zeneca Group Plc (ADR), headquartered in London, England, researches, develops and makes ethical (prescription) pharmaceuticals, agricultural chemicals, specialty chemicals and seeds and provides disease-specific healthcare services.

What are the Equity Securities Selected for Technology Growth Trust,
Series 7?

Computer & Peripherals
______________________

Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products, tower PC servers and peripheral products that store and manage data in network environments. Products are marketed mainly to business, home, government and education customers. Products are sold directly to full-service computer specialty dealers for resale to end-users.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of personal computers, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, with subsidiaries, designs, makes, markets and supports high-performance storage products and provides related services for the mainframe, open systems and network-attached computer storage markets worldwide.

Hewlett-Packard Company, headquartered in Palo Alto,
California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support. Software utilizes the UNIX operating system.

Computer Networking
____________________

3Com Corporation, headquartered in Santa Clara, California, designs, makes, markets and supports a wide range of global data networking computer systems based on industry standards and an open systems architecture. The company also offers integrated services, digital network adapters, internet-working products and integrated digital remote access systems.

Adaptec, Inc., headquartered in Milpitas, California, designs, makes and markets hardware and software products that enhance data transfer rates between computers, peripherals and networks. The company's Input/Output, connectivity and network products are incorporated into the systems and products of major computer and peripheral makers worldwide.

Bay Networks, Inc., headquartered in Santa Clara, California, develops, makes, markets and supports a line of data networking products and services which enable end users to build or enhance their data network systems.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internet-working systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.

Semiconductor Equipment
_______________________

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts worldwide. The company also supplies critical dimension scanning electron microscope systems and wafer and reticle inspection systems.

ASM Lithography Holding NV, headquartered in The Netherlands, develops, makes, sells and services advanced photolithography projection systems, known as wafer steppers, that are essential to the fabrication of modern integrated circuits.

KLA-Tencor Corporation, headquartered in San Jose, California, manufactures yield management and process monitoring systems for the semiconductor industry. The company's systems are used to analyze product and process quality at critical steps in the manufacture of circuits and to provide feedback so that fabrication problems can be identified. KLA-Tencor Corporation operates sales, service and application centers worldwide.

Semiconductors
______________

Altera Corporation, headquartered in San Jose, California, develops and markets high-density CMOS (complementary-metal-oxide-semiconductor) programmable logic devices and associated software tools for logic development.

Intel Croporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs, develops, and makes linear and mixed-signal integrated circuits for the analog market. Products include converters, interface circuits, power supplies, microprocessor supervisors, battery chargers, operational amplifiers, multiplexers, switches and voltage references.

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the Motorola brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems, semiconductors and electronic equipment for military and aerospace use. The company also makes subscriber and infrastructure equipment, cellular mobile and portable telephones and systems, modems, multiplexers and network processors and provides services for paging, cellular telephone, shared mobile radio and wireless data.

MRV Communications, Inc., headquartered in Chatsworth, California, designs, makes and markets high speed network switching and fiber optic transmission systems which enhance the performance of existing data and telecommunications networks.

SGS-Thomson Microelectronics NV, headquartered in St. Genis
Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

Smart Modular Technologies, Inc., headquartered in Fremont, California, designs, makes and markets memory modules, personal computer card products and embedded processor modules primarily to leading original equipment manufacturers in the computer, networking and telecommunications industries.

Software
________

BMC Software, Inc., headquartered in Houston, Texas, develops, markets and supports standard systems software products to enhance IBM's mainframe database management, network management and data communications software systems, mainly IMS/DB, IMS/TM, CICS and DB2.

Baan Company NV, headquartered in Menlo Park, California, provides open systems, client/server-based Enterprise Resource Planning (ERP) software. ERP systems permit the enterprise-wide management of resources, and the integration of various functions across an organization.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices and researches and develops software technologies. The company is divided into four groups: the Platforms Product Group, the Applications and Content Product Group, the Sales and Support Group and the Operations Group.

Network Associates, Inc., headquartered in Santa Clara, California, supplies enterprise network security and management solutions. The company's products are marketed under the brand names "Total Virus Defense," "Total Network Security," "Total Network Visibility" and "Total ServiceDesk."

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, network products, application development, business intelligence productivity tools and client server business applications.

SAP AG (ADR), headquartered in Walldorf, Germany, is a multinational software company which develops software, consults on organizational usage of its software application and trains users. The company also provides products and services through subsidiaries, distributors and other business partners worldwide.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Units Holders-How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in a Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.350 per Unit. Commencing on

August 20, 1998, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 18, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge) subject to reduction beginning January 29, 1999.



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust divided by the number of Units of a Trust outstanding, reduced by the deferred sales charge not yet paid. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of a Trust and will be reduced by 1/2 of 1% on each subsequent January 29, commencing January 29, 1999 to a minimum sales charge of 3.0%.


The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans).
The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


                                                                  Primary and Secondary
                                                                  _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price*                                     Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%

___________

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. An investor may aggregate purchases of Units of Trusts contained in this Prospectus and other trusts sponsored by Nike Securities L.P. which are currently in the initial offering period and which have substantially the same sales load and years to maturity as the Trusts for purposes of qualifying for volume purchase discounts listed above. Unit holders of other unit investment trusts in which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had substantially the same sales load and approximately a five year term ("Eligible Sector Trusts") may utilize their redemption or termination proceeds from the Eligible Sector Trusts to acquire Units of the Trusts during the initial offering period subject only to the remaining deferred sales charge to be collected on such Units. Unit holders who redeem units of the Eligible Sector Trusts should note that they will be assessed the amount of any remaining deferred sales charges on such units at the time of redemption.

Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents (see "Public Offering-How are Units Distributed?") for purchases by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.


Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.



It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after January 29, 1999).
Dealers and other selling agents will be allowed a concession or agency commission on the sale of Units purchased with redemption or termination proceeds from Eligible Sector Trusts equal to (i) $.22 per Unit on Units sold subject to a deferred sales charge of $.35 per Unit or (ii) 63% of the then current maximum remaining deferred sales charge on Units sold subject to a deferred sales charge of less than $.35 per Unit. Volume concessions or agency commissions of an additional 0.30% of the Public Offering Price on all purchases of Units of the Trusts will be given to any broker/dealer or bank, who has aggregate purchases from the Sponsor on the Initial Date of Deposit of at least $100,000 of the Trusts or purchases $250,000 of any one of such Trusts on any day thereafter. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:



                                                          Additional
Total Sales per Trust                                     Concession
_____________________                                     __________
$1,000,000 but less than $2,000,000                       .10%
$2,000,000 but less than $3,000,000                       .15%
$3,000,000 but less than $10,000,000                      .20%
$10,000,000 or more                                       .30%


Effective on each January 29, commencing January 29, 1999, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. Each Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in a Trust's portfolio, so there may be a gain or loss when Units are sold.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trusts will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning January 29, 1999) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?


The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.


Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?


The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.


The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P. was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing or eligible to receive a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust in connection with termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 233


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 233, comprised of America's Leading Brands Growth Trust, Series 3, Business Services 2000 Growth Trust Series, Financial Services Growth Trust, Series 4, Investment Services Growth Trust, Series 3, Pharmaceutical Growth Trust, Series 4 and Technology Growth Trust, Series 7 as of the opening of business on January 15, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on January 15, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 233, comprised of America's Leading Brands Growth Trust, Series 3, Business Services 2000 Growth Trust Series, Financial Services Growth Trust, Series 4, Investment Services Growth Trust, Series 3, Pharmaceutical Growth Trust, Series 4 and Technology Growth Trust, Series 7, at the opening of business on January 15, 1998 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
January 15, 1998


Page 50
                                                 Statements of Net Assets

                                                                   FT 233
                                        At the Opening of Business on the
                                 Initial Date of Deposit-January 15, 1998



                                                                   America's
                                                                   Leading Brands      Business            Financial
                                                                   Growth              Services 2000       Services
                                                                   Trust               Growth Trust        Growth Trust
                                                                   Series 3            Series              Series 4
                                                                   _____________       _____________       ____________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                   $149,519            $149,961            $148,908
Organizational and offering costs (3)                                45,000              45,000              45,000
                                                                   ________            ________            ________
                                                                    194,519             194,961             193,908
Less accrued organizational and offering costs (3)                  (45,000)            (45,000)            (45,000)
Less liability for deferred sales charge (4)                         (5,286)             (5,301)             (5,264)
                                                                   ________            ________            ________
Net assets                                                         $144,233            $144,660            $143,644
                                                                   ========            ========            ========
Units outstanding                                                    15,103              15,147              15,041

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $151,029            $151,476            $150,413
Less sales charge (5)                                                (6,796)             (6,816)             (6,769)
                                                                   ________            ________            ________
Net assets                                                         $144,233            $144,660            $143,644
                                                                   ========            ========            ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $1,200,000 issued by The Chase Manhattan Bank, which will be allocated among each of the six Trusts in FT 233, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.350 per Unit), payable to the Sponsor in five equal monthly installments beginning on August 20, 1998, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 18, 1998. If Units are redeemed prior to December 18, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

Page 51
                                        Statements of Net Assets (con't.)

                                                                   FT 233
                                        At the Opening of Business on the
                                 Initial Date of Deposit-January 15, 1998



                                                                   Investment
                                                                   Services            Pharmaceutical       Technology
                                                                   Growth Trust        Growth Trust         Growth Trust
                                                                   Series 3            Series 4             Series 7
                                                                   ____________        _______________      ____________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                   $148,709            $149,436             $150,124
Organizational and offering costs (3)                                45,000              45,000               45,000
                                                                   ________            ________             ________
                                                                    193,709             194,436              195,124
Less accrued organizational and offering costs (3)                  (45,000)            (45,000)             (45,000)
Less liability for deferred sales charge (4)                         (5,257)             (5,283)              (5,307)
                                                                   ________            ________             ________
Net assets                                                         $143,452            $144,153             $144,817
                                                                   ========            ========             ========
Units outstanding                                                    15,021              15,095               15,164

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $150,212            $150,946             $151,641
Less sales charge (5)                                                (6,760)             (6,793)              (6,824)
                                                                   ________            ________             ________
Net assets                                                         $143,452            $144,153             $144,817
                                                                   ========            ========             ========


                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $1,200,000 issued by The Chase Manhattan Bank, which will be allocated among each of the six Trusts in FT 233, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.350 per Unit), payable to the Sponsor in five equal monthly installments beginning on August 20, 1998, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 18, 1998. If Units are redeemed prior to December 18, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.


Page 52
                                                  Schedule of Investments

                          AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 3
                                                                   FT 233
                                        At the Opening of Business on the
                                 Initial Date of Deposit-January 15, 1998



                                                                                Percentage        Market       Cost of
                                                                                of Aggregate      Value        Equity
Number       Ticker Symbol and                                                  Offering          per          Securities
of Shares    Name of Issuer of Equity Securities (1)                            Price             Share        to Trust (2)
_________    _______________________________________                            ____________      ______       ___________
             Apparel
             _______
230          NAUT       Nautica Enterprises, Inc.                               3.97%             $25.813      $  5,937
160          SJK        St. John Knits, Inc.                                    4.07%              38.000         6,080
158          TOM        Tommy Hilfiger Corporation (3)                          3.98%              37.625         5,945

             Beverages
             __________
 92          KO         The Coca-Cola Company                                   3.98%              64.625         5,945
163          PEP        PepsiCo, Inc.                                           4.00%              36.688         5,980

             Entertainment
             _____________
 62          DIS        The Walt Disney Company                                 4.00%              96.563         5,987

             Food
             ____
110          CPB        Campbell Soup Company                                   4.06%              55.125         6,064
112          HNZ        H.J. Heinz Company                                      3.99%              53.313         5,971
 97          HSY        Hershey Foods Corporation                               4.03%              62.063         6,020
103          SLE        Sara Lee Corporation                                    3.99%              58.000         5,974

             Household Products
             __________________
 78          CLX        The Clorox Company                                      4.12%              79.063         6,167
 86          CL         Colgate-Palmolive Company                               3.99%              69.438         5,972
 75          PG         Procter & Gamble Company                                4.04%              80.563         6,042

             Pharmaceuticals
             _______________
 64          BMY        Bristol-Myers Squibb Company                            3.94%              92.000         5,888
 89          JNJ        Johnson and Johnson                                     3.95%              66.438         5,913
 88          SGP        Schering-Plough Corporation                             3.97%              67.438         5,934

             Recreation
             __________
209          ELY        Callaway Golf Company                                   4.01%              28.688         5,996
113          CCL        Carnival Corporation                                    4.01%              53.000         5,989
227          HDI        Harley-Davidson, Inc.                                   3.97%              26.125         5,930

             Restaurants
             ___________
127          MCD        McDonald's Corporation                                  4.00%              47.063         5,977

             Retail
             ______
158          GPS        Gap, Inc.                                               3.98%              37.688         5,955

             Technology
             __________
 79          INTC       Intel Corporation                                       3.99%              75.438         5,960

             Tobacco
             _______
127          MO         Philip Morris Companies, Inc.                           3.99%              47.000         5,969

             Toiletries/Cosmetics
             ____________________
 59          G          The Gillette Company                                    4.01%             101.625         5,996

             Toys
             ____
152          MAT        Mattel, Inc.                                            3.96%              39.000         5,928
                                                                               ______                          _________
                              Total Investments                                  100%                          $149,519
                                                                               ======                          =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,519. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,618 and $99, respectively.

(3) This Equity Security represents the common stock of a foreign company which trades directly on a United States securities exchange.

Page 53

                                                  Schedule of Investments

                               BUSINESS SERVICES 2000 GROWTH TRUST SERIES
                                                                   FT 233
                                        At the Opening of Business on the
                                 Initial Date of Deposit-January 15, 1998



                                                                              Percentage         Market        Cost of
                                                                              of Aggregate       Value         Equity
 Number       Ticker Symbol and                                               Offering           per           Securities
 of Shares    Name of Issuer of Equity Securities (1)                         Price              Share         to Trust (2)
 _________    _______________________________________                         ____________       ______        ___________
              Business & Information Services
              _______________________________
 182          ABRX       ABR Information Services, Inc.                        2.93%             $ 24.125      $  4,391
  71          AUD        Automatic Data Processing, Inc.                       2.84%               60.000         4,260
  82          BILL       Billing Information Concepts Corporation              2.86%               52.250         4,285
 107          PK         Central Parking Corporation                           2.81%               39.438         4,220
 127          EFX        Equifax, Inc.                                         2.88%               34.000         4,318
 142          FIC        Fair Isaac & Company, Inc.                            2.87%               30.313         4,304
  89          FISV       Fiserv, Inc.                                          2.85%               48.000         4,272
 164          FDC        First Data Corporation                                2.86%               26.125         4,285
  91          HBOC       HBO & Company                                         2.82%               46.500         4,232
  86          PAYX       Paychex, Inc.                                         2.85%               49.719         4,276
 106          PZB        Pittston Brink's Group                                2.83%               40.063         4,247
 112          QTRN       Quintiles Transnational Corporation                   2.84%               38.000         4,256
  94          RTOKY      Rentokil Initial Plc (ADR)                            2.93%               46.760         4,395
 154          SVM        ServiceMaster L.P.                                    2.87%               28.000         4,312

              Electronics Manufacturing Services
              __________________________________
 107          SCI        SCI Systems, Inc.                                     2.85%               39.938         4,273
  74          SANM       Sanmina Corporation                                   2.86%               57.875         4,283
 108          SLR        Solectron Corporation                                 2.87%               39.813         4,300

              Information Technology Services & Software/Year 2000
              _____________________________________________________
 140          ANLY       Analysts International Corporation                    2.82%               30.250         4,235
  84          CBR        CIBER, Inc.                                           2.81%               50.125         4,210
 101          CHRZ       Computer Horizons Corporation                         2.92%               43.375         4,381
  50          CSC        Computer Sciences Corporation                         2.85%               85.563         4,278
 123          CPWR       Compuware Corporation                                 2.86%               34.938         4,297
 100          EDS        Electronic Data Systems Corporation                   2.86%               42.875         4,287
 157          JKHY       Jack Henry & Associates, Inc.                         2.79%               26.625         4,180
 106          KEA        Keane, Inc.                                           2.86%               40.500         4,293
 113          MAST       Mastech Corporation                                   2.88%               38.250         4,322
 123          PSFT       PeopleSoft, Inc.                                      2.86%               34.875         4,290
 150          SDS        SunGard Data Systems Inc.                             2.81%               28.125         4,219

              Staffing
              ________
 166          ASI        AccuStaff, Inc.                                       2.88%               26.000         4,316
 186          CSTF       CORESTAFF, Inc.                                       2.98%               24.000         4,464
 163          IS         Interim Services, Inc.                                2.89%               26.563         4,330
 184          ASGN       On Assignment, Inc.                                   2.76%               22.500         4,140
  94          REGI       Renaissance Worldwide, Inc.                           2.90%               46.250         4,347
 114          RHI        Robert Half International, Inc.                       2.82%               37.063         4,225
 184          ROMC       Romac International, Inc.                             2.83%               23.031         4,238

                                                                              ______                           _________
                               Total Investments                                100%                           $149,961
                                                                              ======                           =========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,961. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,424 and $463, respectively.

Page 54


                                                  Schedule of Investments

                                FINANCIAL SERVICES GROWTH TRUST, SERIES 4
                                                                   FT 233
                                        At the Opening of Business on the
                                 Initial Date of Deposit-January 15, 1998



                                                                              Percentage        Market        Cost of
                                                                              of Aggregate      Value         Equity
Number        Ticker Symbol and                                               Offering          per           Securities
of Shares     Name of Issuer of Equity Securities (1)                         Price             Share         to Trust (2)
_________     _______________________________________                         ____________      ______        ____________
              Banks & Thrifts
              _______________
  87          BAC        BankAmerica Corporation                              3.98%             $ 68.125      $  5,927
  66          BKB        BankBoston Corporation                               3.98%               89.750         5,924
 105          COFI       Charter One Financial, Inc.                          3.95%               56.000         5,880
  57          CMB        The Chase Manhattan Corporation (3)                  3.99%              104.375         5,949
  50          CCI        Citicorp                                             4.00%              119.000         5,950
  90          CBSH       Commerce Bancshares, Inc.                            3.99%               66.000         5,940
  76          FCN        First Chicago NBD Corporation                        3.92%               76.875         5,842
 120          FTU        First Union Corporation                              3.99%               49.500         5,940
  99          NB         NationsBank Corporation                              4.03%               60.625         6,002
  55          RNB        Republic New York Corporation                        4.01%              108.625         5,974

              Insurance
              _________
 124          AFL        AFLAC, Inc.                                          3.98%               47.813         5,929
  67          ALL        Allstate Corporation                                 4.01%               89.063         5,967
  59          AIG        American International Group, Inc.                   4.00%              100.938         5,955
  80          CB         The Chubb Corporation                                4.03%               75.000         6,000
  35          CI         CIGNA Corporation                                    4.06%              172.563         6,040
  89          MTG        MGIC Investment Corporation                          4.00%               67.000         5,963
 157          SAI        SunAmerica, Inc.                                     3.97%               37.625         5,907


              Specialty Finance
              _________________
 109          COF        Capital One Financial Corporation                    4.03%               55.063         6,002
 133          CCR        Countrywide Credit Industries, Inc.                  4.02%               45.000         5,985
 100          FNM        Fannie Mae                                           4.01%               59.750         5,975
 124          FNV        The FINOVA Group, Inc.                               4.01%               48.125         5,968
 135          FRE        Freddie Mac                                          4.01%               44.188         5,965
  48          HI         Household International                              4.02%              124.750         5,988
  90          MBI        MBIA, Inc.                                           3.96%               65.563         5,901
 216          KRB        MBNA Corporation                                     4.05%               27.938         6,035

                                                                              ______                          ________
                               Total Investments                               100%                           $148,908
                                                                              ======                          ========

___________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,908. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,912 and $4, respectively.

(3) The Chase Manhattan Corporation is the holding company for The Chase Manhattan Bank, the Trustee for the Trust.


Page 55
                                                  Schedule of Investments


                               INVESTMENT SERVICES GROWTH TRUST, SERIES 3
                                                                   FT 233
                                        At the Opening of Business on the
                                 Initial Date of Deposit-January 15, 1998



                                                                                   Percentage     Market        Cost of
                                                                                   of Aggregate   Value         Equity
Number        Ticker Symbol and                                                    Offering       per           Securities
of Shares     Name of Issuer of Equity Securities (1)                              Price          Share         to Trust (2)
_________     _____________________________________                                ____________   ______        ___________
 222          ADV        The Advest Group, Inc.                                    3.39%          $ 22.688      $  5,037
  47          BT         Bankers Trust New York Corporation                        3.34%           105.750         4,970
 114          BSC        Bear Stearns Companies, Inc.                              3.22%            42.063         4,795
  84          DRC        Dain Rauscher Corporation                                 3.31%            58.625         4,925
  71          DLJ        Donaldson, Lufkin & Jenrette, Inc.                        3.33%            69.688         4,948
 219          EGRP       E*Trade Group, Inc.                                       3.35%            22.750         4,982
 137          EV         Eaton Vance Corporation                                   3.32%            36.063         4,941
 128          AGE        A.G. Edwards, Inc.                                        3.32%            38.625         4,944
 118          EVR        EVEREN Capital Corporation                                3.34%            42.063         4,963
  59          BEN        Franklin Resources, Inc.                                  3.32%            83.688         4,938
 158          HQ         Hambrecht & Quist Group                                   3.35%            31.500         4,977
 190          IJL        Interstate/Johnson Lane, Inc.                             3.33%            26.063         4,952
 175          ITGI       Investment Technology Group, Inc.                         3.38%            28.750         5,031
 124          JEF        Jefferies Group, Inc.                                     3.34%            40.000         4,960
  99          LM         Legg Mason, Inc.                                          3.35%            50.250         4,975
  94          LEH        Lehman Brothers Holdings, Inc.                            3.33%            52.688         4,953
  68          MMC        Marsh & McLennan Companies, Inc.                          3.34%            72.938         4,960
  75          MBI        MBIA, Inc.                                                3.31%            65.563         4,917
 196          MDD        McDonald & Company Investments                            3.34%            25.375         4,973
  75          MER        Merrill Lynch & Company, Inc.                             3.33%            65.938         4,945
 219          MOR        Morgan Keegan, Inc.                                       3.33%            22.625         4,955
  88          MWD        Morgan Stanley, Dean Witter, Discover and Co.             3.35%            56.563         4,978
 157          PWJ        Paine Webber Group, Inc.                                  3.23%            30.625         4,808
  84          TROW       T. Rowe Price Associates, Inc.                            3.32%            58.750         4,935
 135          RJF        Raymond James Financial, Inc.                             3.35%            36.938         4,987
 132          SCH        Charles Schwab Corporation                                3.39%            38.188         5,041
 120          SEIC       SEI Investments Company                                   3.33%            41.250         4,950
 189          SWS        Southwest Securities Group, Inc.                          3.37%            26.500         5,008
  99          TRV        Travelers Group, Inc.                                     3.35%            50.375         4,987
 210          UAM        United Asset Management Corporation                       3.34%            23.688         4,974

                                                                                  ______                        _________
                               Total Investments                                    100%                        $148,709
                                                                                  ======                        =========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,709. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,804 and $95, respectively.

                                                  Schedule of Investments

                                    PHARMACEUTICAL GROWTH TRUST, SERIES 4
                                                                   FT 233
                                        At the Opening of Business on the
                                 Initial Date of Deposit-January 15, 1998



                                                                                 Percentage     Market        Cost of
Number                                                                           of Aggregate   Value         Equity
of          Ticker Symbol and                                                    Offering       per           Securities
Shares      Name of Issuer of Equity Securities (1)                              Price          Share         to Trust (2)
______      _______________________________________                              ___________    ______        ___________
  85        ABT        Abbott Laboratories                                       3.98%          $ 69.938      $  5,945
  74        AHP        American Home Products Corporation                        4.04%            81.563         6,036
 119        AMGN       Amgen, Inc.                                               3.98%            50.000         5,950
 349        A          Astra AB (ADR)                                            4.03%            17.250         6,020
 174        BGEN       Biogen, Inc.                                              4.06%            34.906         6,074
  64        BMY        Bristol-Myers Squibb Company                              3.94%            92.000         5,888
 128        DURA       Dura Pharmaceuticals, Inc.                                3.95%            46.125         5,904
 121        ELN        Elan Corporation Plc (ADR)                                4.00%            49.438         5,982
  88        LLY        Eli Lilly and Company                                     4.02%            68.313         6,011
 226        GENZ       Genzyme Corporation (General Division)                    4.06%            26.875         6,074
 122        GLX        Glaxo Wellcome Plc (ADR)                                  3.98%            48.813         5,955
 159        IDPH       IDEC Pharmaceuticals, Inc.                                4.15%            39.000         6,201
  89        JNJ        Johnson & Johnson                                         3.96%            66.438         5,913
 147        MEDI       MedImmune, Inc.                                           3.96%            40.250         5,917
  55        MRK        Merck & Company, Inc.                                     4.05%           109.938         6,047
  74        NVTSY      Novartis AG (ADR)                                         3.89%            78.500         5,809
  77        PFE        Pfizer, Inc.                                              4.02%            77.938         6,001
  62        ROHHY      Roche Holding AG (ADR)                                    3.93%            94.620         5,866
 103        SHR        R.P. Scherer Corporation                                  4.00%            58.000         5,974
  88        SGP        Schering-Plough Corporation                               3.97%            67.438         5,934
 113        SBH        SmithKline Beecham Plc (ADR)                              3.99%            52.750         5,961
 132        TEVIY      Teva Pharmaceutical Industries Ltd. (ADR)                 3.97%            45.000         5,940
  48        WLA        Warner-Lambert Company                                    4.01%           125.000         6,000
 192        WPI        Watson Pharmaceuticals, Inc.                              4.09%            31.813         6,108
  55        ZEN        Zeneca Group Plc (ADR)                                    3.97%           107.750         5,926
                                                                                ______                        ________
                             Total Investments                                    100%                        $149,436
                                                                                ======                        ========

_________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,436. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,642 and $206, respectively.

                                                  Schedule of Investments

                                        TECHNOLOGY GROWTH TRUST, SERIES 7
                                                                   FT 233
                                        At the Opening of Business on the
                                 Initial Date of Deposit-January 15, 1998



                                                                             Percentage        Market        Cost of
                                                                             of Aggregate      Value         Equity
Number        Ticker Symbol and                                              Offering          per           Securities
of Shares     Name of Issuer of Equity Securities (1)                        Price             Share         to Trust (2)
_________     _______________________________________                        ____________      _________     ___________
              Computer & Peripherals
              ______________________
 103          CPQ         Compaq Computer Corporation                        3.99%             $ 58.188      $  5,993
  66          DELL        Dell Computer Corporation                          4.02%               91.375         6,031
 211          EMC         EMC Corporation                                    4.08%               29.000         6,119
  95          HWP         Hewlett-Packard Company                            3.99%               63.125         5,997
 141          SUNW        Sun Microsystems, Inc.                             3.97%               42.313         5,966

              Computer Networking
              ___________________
 184          COMS        3Com Corporation                                   4.01%               32.688         6,015
 296          ADPT        Adaptec, Inc.                                      3.99%               20.250         5,994
 212          BAY         Bay Networks, Inc.                                 4.03%               28.563         6,055
 106          CSCO        Cisco Systems, Inc.                                4.03%               57.000         6,042

              Semiconductor Equipment
              _______________________
 203          AMAT        Applied Materials, Inc.                            3.98%               29.438         5,976
  86          ASMLF       ASM Lithography Holding NV (3)                     3.99%               69.625         5,988
 164          KLAC        KLA-Tencor Corporation                             3.99%               36.500         5,986

              Semiconductors
              ______________
 183          ALTR        Altera Corporation                                 3.95%               32.438         5,936
  79          INTC        Intel Croporation                                  3.97%               75.438         5,960
 182          MXIM        Maxim Integrated Products, Inc.                    3.94%               32.500         5,915
 106          MOT         Motorola, Inc.                                     4.02%               56.938         6,035
 258          MRVC        MRV Communications, Inc.                           4.00%               23.250         5,998
 106          STM         SGS-Thomson Microelectronics NV (3)                4.08%               57.750         6,122
 224          SMOD        Smart Modular Technologies, Inc.                   4.02%               26.938         6,034

              Software
              ________
  95          BMCS        BMC Software, Inc.                                 4.05%               63.938         6,074
 179          BAANF       Baan Company NV                                    4.05%               34.000         6,086
  46          MSFT        Microsoft Corporation                              4.02%              131.125         6,032
 119          NETA        Network Associates, Inc.                           3.88%               49.000         5,831
 304          ORCL        Oracle Corporation                                 3.96%               19.563         5,947
  56          SAPHY       SAP AG (ADR)                                       3.99%              107.000         5,992
                                                                            ______                           ________
                                Total Investments                             100%                           $150,124
                                                                            ======                           ========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $150,124. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,396 and $272, respectively.

(3) This Equity Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

                 This page is intentionally left blank.

Page 59

CONTENTS:
Summary of Essential Information:
    America's Leading Brands Growth Trust, Series 3       4
    Business Services 2000 Growth Trust Series            4
    Financial Services Growth Trust, Series 4             4
    Investment Services Growth Trust, Series 3            5
    Pharmaceutical Growth Trust, Series 4                 5
    Technology Growth Trust, Series 7                     5
FT 233:
    What is the FT Series?                               10
    What are the Expenses and Charges?                   13
    What is the Federal Tax Status of Unit Holders?      15
    Are Investments in the Trusts Eligible for
        Retirement Plans?                                18
Portfolio:
    What are the Equity Securities?                      19
        Risk Factors                                     19
    What are the Equity Securities Selected for:
         America's Leading Brands Growth Trust, Series 3?25
         Business Services 2000 Growth Trust Series?     27
         Financial Services Growth Trust, Series 4?      30
         Investment Services Growth Trust, Series 3?     31
         Pharmaceutical Growth Trust, Series 4?          34
         Technology Growth Trust, Series 7?              35
    What are Some Additional Considerations for
      Investors?                                         37
Public Offering:
    How is the Public Offering Price Determined?         38
    How are Units Distributed?                           40
    What are the Sponsor's Profits?                      42
    Will There be a Secondary Market?                    42
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 43
    How are Income and Capital Distributed?              43
    What Reports will Unit Holders Receive?              44
    How May Units be Redeemed?                           44
    How May Units be Purchased by the Sponsor?           46
    How May Equity Securities be Removed from a Trust?   46
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  47
    Who is the Trustee?                                  47
    Limitations on Liabilities of Sponsor and Trustee    48
    Who is the Evaluator?                                48
Other Information:
    How May the Indenture be Amended or Terminated?      48
    Legal Opinions                                       49
    Experts                                              49
Report of Independent Auditors                           50
Statements of Net Assets:
    America's Leading Brands Growth Trust, Series 3      51
    Business Services 2000 Growth Trust Series           51
    Financial Services Growth Trust, Series 4            51
    Investment Services Growth Trust, Series 3           52
    Pharmaceutical Growth Trust, Series 4                52
    Technology Growth Trust, Series 7                    52
Schedules of Investments:
    America's Leading Brands Growth Trust, Series 3      53
    Business Services 2000 Growth Trust Series           54
    Financial Services Growth Trust, Series 4            55
    Investment Services Growth Trust, Series 3           56
    Pharmaceutical Growth Trust, Series 4                57
    Technology Growth Trust, Series 7                    58

                             _____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

             America's Leading Brands Growth Trust Series 3
               Business Services 2000 Growth Trust Series
               Financial Services Growth Trust, Series 4
               Investment Services Growth Trust, Series 3
                  Pharmaceutical Growth Trust, Series 4
                    Technology Growth Trust, Series 7

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                            January 15, 1998


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE


Page 60




               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule



                               S-1
                           SIGNATURES

     The Registrant, FT 233, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 233, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 15, 1998.

                              FT 233

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   January 15, 1998
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated January 15, 1998 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-41803) and related Prospectus of FT 233.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 15, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 233 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).




                               S-6